Exhibit 1

News Release
For Immediate Release

D. Medical Enters Into Definitive Manufacturing and Supply
Agreement with UPG

Tirat Carmel, Israel – August 17, 2010 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMDC)("D. Medical"), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, announced today that it has entered into a definitive agreement with UPG (Suzhou) EPZ Co. Ltd. (“UPG”), a subsidiary of United Plastics Group, Inc., for the manufacture and supply of the consumable components of its Adi durable insulin pump, its universal infusion sets and, when available, its insulin patch pump (the "products”).

UPG is a full service contract manufacturer in the medical, consumer, automotive and electronics market segments.  Under the agreement, UPG has agreed to supply D. Medical, as a non-exclusive supplier, with the products at agreed upon prices per unit, and D. Medical has agreed to purchase certain minimum quantities of the products. The initial term of the agreement is three years, with UPG having the option of renewing the agreement for two years after the expiration of the initial term.

D. Medical is currently producing the Adi insulin pump, its related consumables and the universal infusion sets at its facility in Tirat Carmel, Israel.  By purchasing the products manufactured by UPG at its facility in Suzhou, China, D. Medical believes that it will be able to substantially increase its production volumes and reduce its per unit production cost.

“We are proud to be able to work with D. Medical and to apply our expertise to support them in meeting their strategic objectives,” said Larry Wilton, CEO of UPG.  “We have substantial experience with plastic injection molding and assembly of the consumable components of medical and consumer products in different formats and at high volumes.  Working closely with D. Medical has allowed us to rapidly assess their needs and propose a cost-effective solution.”

“This agreement with UPG is in keeping with our strategy of streamlining manufacturing and further minimizing our cost structure, while at the same time ensuring that we meet the anticipated demand for our products,” said Hezkiah Tsoory, D. Medical’s Chief Operating Officer.  “We expect that once we increase our sales and manufacturing volume, we will achieve economies of scale and will be able to further reduce our cost of sales and more fully capitalize on the cost-effectiveness of our unique spring-based design.”

Efri Argaman, Chief Executive Officer of D. Medical, commented, “We are already starting to harvest the fruits from D. Medical’s U.S. IPO.  After raising additional capital in the market earlier this month, we are now proceeding to mass production with the help of UPG.  We expect that the funds raised will help us to successfully execute our business plan by expanding manufacturing quantities, reducing production costs and eventually, increasing sales volumes."

About United Plastics Group

Headquartered in Oak Brook, Ill, United Plastics Group, Inc. is one of the largest non-captive custom injection molding and contract manufacturing providers in North America. With over 800,000 square feet of manufacturing capacity and 460 molding machines in 10 facilities in the United States, Mexico, Europe and China, United Plastics Group is dedicated to being the leading provider of high quality, low cost, engineered injection molded products and services worldwide.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology.  D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.  For more information, visit http://www.dmedicalindustries.com.

Forward-Looking Statements

This press release may contain forward-looking statements that involve risks and uncertainties. These statements include, inter alia, forecasts, goals, uncertainties and assumptions. The forward-looking statements are based on our current expectations and beliefs which are based on, among other things, our analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.  If one or more of these risks and/or uncertainties will materialize, or if the underlying assumptions prove to be incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on our results of the operations or financial condition. We do not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507100
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 905-690-2400
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations

Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il